August 9, 1996



PERSONAL AND CONFIDENTIAL

Mr. Kenneth A. Brown

ABS Communications, Inc.

ABS Communications, L.L.C.

ABS Richmond Partners, L.P.

ABS Richmond Partners II, L.P.

EBF, Inc.

EBF Partners


                 Acquisition of WKHK-FM, WBZU-FM,
              WLEE-FM & WVGO-FM of Richmond, Virginia

Gentlemen:

      This letter is intended to set forth basic substantive terms under which SFX Broadcasting, Inc., or one of its subsidiaries, provided the subsidiary is guaranteed by SFX Broadcasting, Inc., (together, "SFX") has agreed to acquire interests in the partnerships owning WKHK-FM and WBZU-FM, and to finance the acquisition of WLEE-FM and WVGO-FM of Richmond, Virginia (together with WKHK-FM and WBZU-FM, the "Stations"). This letter represents a binding letter of intent with no financing contingency (the "Letter") and the parties to this Letter agree to expeditiously proceed with the good faith negotiation and execution of the agreements necessary to complete the transaction contemplated hereby (the "Definitive Agreements").

      We understand that Kenneth A. Brown ("Ken") and ABS Communications, Inc., a Virginia corporation (the "Corporation"), formed ABS Communications, L.L.C., a Virginia limited liability company (the "L.C.") on April 29, 1996. These Members initially own 99% and 1%, respectively, in the L.C. On June 1, 1996, Ken and the Corporation assigned to the L.C. their rights and obligations under an Escrow Agreement and a Time Brokerage Agreement. and on July 15, 1996, Ken and the Corporation assigned to the L.C. their rights and obligations under an Asset Purchase Agreement, with Benchmark Communications Radio Limited Partnership (the Escrow Agreement, the Time Brokerage Agreement and the Asset Purchase Agreement hereinafter referred to as the "Benchmark Contracts") with respect to the acquisition of WLEE-FM and WVGO-FM (the "Benchmark Stations"). SFX acknowledges that it has received copies of the Benchmark Contracts.

ABS Communications, Inc.
August 9, 1996
Page 2




     Ken and the Corporation also currently own partnership interests in two Virginia limited partnerships: ABS Richmond Part Partners, L.P. ("RICH-I") and ABS Richmond Partners II, L.P. ("RICH-II"). The other partners in these partnerships are EBF, Inc. and EBF Partners (together with Ken and the Corporation collectively referred to as the "Current Partners").

     The acquisition of the Stations (the "Acquisition") will be effected by
(i) SFX financing the L.C.'s acquisition of the Benchmark Stations under the Benchmark Contracts and (ii) Ken and the Corporation contributing all or part of their interests in RICH-I and RICH-II to the L.C., while SFX will contribute WMXB-FM and cash necessary to capitalize the L.C. as described below. Thus, RICH-I and RICH-II will dissolve, terminate, and liquidate into the L.C.

     First, SFX will make a loan to the L.C. in an amount sufficient to allow the L.C. to complete the acquisition of the Benchmark Stations under the terms of the Benchmark Contracts. Upon completion of the acquisition of the Benchmark Stations, SFX will file an application with the Federal Communications Commission ("FCC") seeking permission to (i) convert its loan to the L.C. into equity in the L.C. and (ii) acquire the partnership interests in RICH-I and RICH-II through the L.C. Once this application has been granted, then SFX will: (i) convert its loan to the L.C. into equity in the L.C., (ii) cause the L.C. to acquire the partnership interests in RICH-I and RICH-II, and
(iii) contribute WMXB-FM to the L.C.

      Following are the substantive terms of SFX's proposed acquisitions:

      1. Agreement. Unless extended by mutual agreement, within 30 days of the date hereof the parties will negotiate in good faith the execution and delivery of the Definitive Agreements, drafts of which shall be prepared by SFX's counsel. Failure to execute within this time will not effect the binding nature of this Letter. Without limiting the foregoing, SFX agrees that the Definitive Agreements shall include:

           A.   Acquisitions and Form of Payment

                SFX agrees to finance the L.C.'s acquisition of the Benchmark Stations for $14,500,000, as specified in the Benchmark Contracts. While this financing is outstanding, SFX will have a first priority security interest in all of the assets of the L.C. The successful acquisition of the Benchmark Stations is a condition precedent to SFX's acquisition of partnership interests in RICH-I and RICH-II.

                SFX also agrees that, upon signing of the Definitive Agreements, it will finance the L.C.'s assumption or completion, as the case may be, of all of Ken's and the Corporation's rights and obligations with respect to the acquisition of the Benchmark Stations. These obligations will include, but not be limited to:

ABS Communications, Inc.
August 9, 1996
Page 3




      o repaying Ken's good faith deposit, not to exceed $1,000,000, which is being held in escrow (which is in addition to the $2,000,000 escrow for the RICH-I and RICH-II transaction);

      o repaying the outstanding borrowings, net of the $1,000,000 good faith deposit referred to above, under Ken's bridge facility with Signet Bank;

      o reimbursing Ken for all additional expenses directly related to acquiring and operating the Benchmark Stations under the Time Brokerage Agreement; and

      o    indemnifying Ken with respect to his personal performance guarantees.

                As of August 6, 1996, the outstanding balance under the Signet bridge facility was $1,526,051. The bridge facility has been used to fund the Benchmark escrow deposit ($1,000,000) and the differential between cash receipts and working capital, payments to Benchmark under the Time Brokerage Agreement ($48,732 per month) and transaction-related expenses. Ken will agree to represent that all borrowings under the bridge facility are directly related to the Benchmark acquisition and Time Brokerage Agreement and over-all Richmond transaction expenses.

                Upon the successful acquisition of the Benchmark Stations by the L.C., as described above, Ken and the Corporation will contribute to the L.C. the proportion of their interests in RICH-I and RICH-II that have an equity value of $1,700,000. The cash that SFX will contribute to the L.C. along with the available loan proceeds referred to below in this paragraph will be sufficient to, and will be used for: (i) as described in more detail in the next paragraph, the acquisition of the remaining partnership interests in RICH-I and RICH-II for $21,300,000 plus the Net Working Capital (the acquisition price of $23,000,000 plus the Net Working Capital, less Ken and the Corporation's contribution of their equity interest valued at $1,700,000); and (ii) any projected cash needs for operation of the Stations. Net Working Capital shall be the excess, if any, of the sum of cash and cash equivalents, accounts receivable, and any liquid assets of RICH-I and RICH-II over the current accounts payable of RICH-I and RICH-II. In addition, the L.C. shall only be responsible for the recorded liabilities of RICH-I and RICH-II, not to exceed $21,300,000.

                The amount paid to the remaining partners in RICH-I and RICH II (EBF, Inc., EBF Partners, and perhaps, Ken) shall equal the excess of
      (A) $21,300,000 plus Net Working Capital over (B) the recorded liabilities, excluding current accounts payable, of RICH-I and RICH-II (which the L.C. is assuming and extinguishing at closing). Whether Ken has interests remaining to be purchased after his and the Corporation's contribution

ABS Communications, Inc.
August 9, 1996
Page 4




      to the L.C. will depend upon whether the Current Partners agree that the equity interest of Ken and the Corporation exceeds $1,700,000. In either event, the amount that the L.C. pays (and, thus, the required contribution of SFX) to purchase the remaining interests will remain the same. Therefore, the L.C. will acquire 100% of the partnership interests in RICH-I and RICH-II for $23,000,000 plus Net Working Capital, which is the sum of Ken's and the Corporation's $1,700,000 contributed interest plus SFX's cash contribution of $21,300,000 plus Net Working Capital.

                The resulting Membership Interests in profits, losses, and distributions of the L.C. will be 96.00% for SFX and 4.00% aggregate for Ken and the Corporation. Ken and the Corporation will have an aggregate capital account of $1,700,000 while SFX's capital account will be equal to its cash contribution and the value of WMXB-FM ($15,000,000). Ken and the Corporation will retain ultimate liability for an amount of debt equal to their negative capital accounts in RICH-I and RICH-II; currently estimated at an aggregate of $2,900,000. The debt will be of a sufficient amount and type to defer these negative capital accounts. Other than amounts reasonably necessary for working capital, all Members must agree for the L.C. to incur debt in excess of the estimated $2,900,000 and any debt that the L.C. incurs must be on commercially reasonable terms regarding interest rates, amortization schedule, and otherwise. The L.C. will account for the disparity between the book capital accounts of Ken and the Corporation ($1,700,000 (credit)) and their tax capital accounts (est. $2,900,000 (debit)) using the traditional method provided in the income tax regulations unless all the Members agree otherwise. The new Operating Agreement will require minimum quarterly distributions to fund the Members' tax liability based on their allocations from the L.C.

                The L.C. will acquire 100% of the partnership interests in RICH-I and RICH-II, the entities that own 100% of WKHK-FM and WBZU-FM. These acquisitions will cause these partnerships to dissolve, terminate, and liquidate into be L.C. for state law and federal and state income tax purposes. Thus, the L.C. will succeed to all of the assets, including Working Capital, and recorded liabilities of these partnerships. In the Definitive Agreements, the partners will give standard representations and warranties to a transaction of this nature in the radio industry, and the cash investment of SFX will be the same as an asset sale on the same basis.

                Upon successful completion of the Acquisition and receipt of FCC approval, the L.C. will have the right to require SFX to convert the $14,500,000 financing for the acquisition of the Benchmark Stations into equity in the L.C., however, such conversion will not cause SFX's Membership Interest in the L.C. to be greater than 96.00%.

ABS Communications, Inc.
August 9, 1996
Page 5


           B.   Management's Carried Interest

      Five years from closing of the Acquisition, SFX agrees to cause the L.C. to pay Ken, and at his election, other members of his management team ("Management"), a dollar amount equal to the greater of:
      o the appreciation in value of 100,000 shares of SFX common stock (adjusted for stock splits, stock dividends and any future issuance of common stock), currently traded on the NASDAQ under the ticker SFXBA, over the five-year period, or

      o 20% of the value of the Stations plus the value of WMXB-FM (collectively the "Richmond Station Group"), less an amount equal to $78,189,501 reduced for disposition of any material assets before such valuation (the "Hurdle"). The 20% carried interest will in no way interfere with the L.C.'s right to acquire and dispose of assets, so long as the Hurdle is adjusted to account for these acquisitions and/or dispositions (the methodology for calculating adjustments in the Hurdle will be agreed upon in the Definitive Agreements).

      SFX and Ken agree that the Richmond Station Group will be valued by a mutually acceptable third party, with said valuation based on comparable valuations for other similar station groups. Balance sheet adjustments will not be taken into account in determining the valuation.

      SFX agrees that Management will be entitled to the full carried interest under all circumstances, provided, however, that should Ken terminate his employment by his own choice:

      o before the second anniversary of closing, Management would forfeit the carried interest;

      o on or after the second and before the third anniversary of closing, Management would be entitled to 2/5 of the carried interest;

      o on or after the third and before the fourth anniversary of closing, Management would be entitled to 3/5 of the carried interest; or

      o on or after the fourth and before the fifth anniversary of closing, Management would be entitled to 4/5 of the carried interest.

ABS Communications, Inc.
August 9, 1996
Page 6


      If SFX terminates Ken's employment for any reason, other than his being convicted of a felony or gross misconduct/fraud, SFX agrees that Management will be paid the carried interest. Under all circumstances, payment will be made in cash within ninety days following the fifth anniversary of closing, with interest accruing at a market rate after ninety days, unless otherwise agreed upon on the fifth anniversary of closing.

           C.   Ken Brown's Ownership Interest

      Ken, the Corporation and SFX agree that, beginning on the fifth anniversary of closing, Ken and the Corporation will have the right to put, and the L.C. will have the right to call, for cash, Ken's and the Corporation's 4.00% Membership Interest in the L.C. SFX, Ken and the Corporation agree that, upon exercise of either the put or call option, the value of Ken's or the Corporation's respective Membership Interest will equal the market value of the Richmond Station Group multiplied by Ken's or the Corporation's respective ownership percentage.

      Ken, the Corporation and SFX agree that, upon exercise of either the put or call option, the Richmond Station Group will be valued by a mutually acceptable third party, with said valuation based on comparable valuations for other similar station groups. For purposes of valuing Ken's or the Corporation's respective Membership Interest, the valuation of the Richmond Station Group will include Net Working Capital and will be net of recorded liabilities, excluding current accounts payable. Payment for Ken's or the Corporation's respective Membership Interest will be made in cash within ninety days, with interest accruing at a market rate after ninety days, following the exercise of the put or call option. For purposes of this Section C, Ken and the Corporation will put, or SFX will call, Ken's and the Corporation's entire respective Membership Interest if the put or call option is exercised.

           D.   Ken Brown's Employment Contract

      SFX agrees that the L.C. will enter into a five-year employment contract with Ken to serve as the General Manager of the Richmond Station Group. SFX agrees that the L.C. will pay Ken a base annual salary of $200,000 and guaranteed minimum incentive compensation, linked to the performance of the Richmond Station Group, of $50,000 per year. Ken would participate in SFX's option plan and receive standard benefits which would include, but not be limited to, paid vacation, expense reimbursement, use of company automobile, and health insurance.

      SFX agrees, that if the L.C. terminates Ken's employment before the end of the fifth year for any reason, other than a felony conviction or gross misconduct/fraud on his part, SFX

ABS Communications, Inc.
August 9, 1996
Page 7



      would immediately pay Ken a lump sum of $500,000 and continue his benefits for 18 months. Ken agrees, that if he terminates his employment on his own accord, SFX would be released from its obligation to pay this severance package.

      As a condition of his employment contract, Ken will enter into a non-compete and non-solicitation agreement with SFX (the "Non-compete Agreement") governing his activities within the Richmond, Virginia radio market. This agreement will contain terms customary in transactions similar to the transaction contemplated under the Letter. The Non-compete Agreement shall expire at the earliest of (i) one year after the termination of Ken's employment with SFX by either party; (ii) six years from Ken's employment date; or (iii) termination of Ken's employment contract due to SFX's breach.

           E.   Ed Conrad's Employment Contract

      SFX agrees to enter into a five-year employment contract with Ed Conrad ("Ed") to serve as the Chief Financial Officer of the Richmond Station Group. SFX agrees that the L.C. will pay Ed a base annual salary of $130,000 and guaranteed minimum incentive compensation of $10,000 for 1996, with a target of $20,000 per year for incentive compensation, linked to the performance of the Richmond Station Group, thereafter. Ed would participate in SFX's option plan and receive standard benefits which would include, but not be limited to, paid vacation, expense reimbursement, use of company automobile, and health insurance.

      SFX agrees that if the L.C. terminates Ed's employment before the end of the fifth year for any reason, other than a felony conviction or gross misconduct/fraud on his part, SFX would immediately pay Ed a lump sum payment in cash equal to the lesser of $300,000 or the remaining salary and guaranteed minimum incentive compensation due him under his employment contract, and would continue his benefits for 18 months. Ken agrees, that if he terminates his employment on his own accord, SFX would be released from its obligation to pay this severance package.

      As a condition of his employment contract, Ed will enter into a non-compete and non-solicitation agreement with SFX (the "Non-compete Agreement") governing his activities within the Richmond, Virginia radio market This agreement will contain terms customary in transactions similar to the transaction contemplated under the Letter. The Non-compete Agreement shall expire at the earliest of (i) One year after the termination of Ed's employment with SFX by either party; (ii) six years from Ed's employment date; or (iii) termination of Ed's employment contract due to SFX's breach.

ABS Communications, Inc.
August 9, 1996
Page 8




           F.   Fees and Expenses

      The parties agree that Interstate/Johnson Lane Corporation has been retained as exclusive placement agent with respect to the transaction and SFX agrees to pay Interstate/Johnson Lane's transaction fees and expenses. Payment of these fees and expenses will be governed by the Placement Agency Agreement between ABS Communications, Inc. and Interstate/Johnson Lane Corporation dated April 17, 1996. A calculation of the estimated fees due to Interstate/Johnson Lane is attached as Annex A.

      In addition to the amounts due to Interstate/Johnson Lane and expenses related solely to the Benchmark transaction, all reasonable fees due or expenses incurred in connection with the over-all Richmond transaction (e.g., out-of-pocket and legal expenses) are for the account of SFX.

           G.   Tower Lease

      Ken agrees to cause Token Towers, L.C. to enter into a lease with the L.C. for WKHK-FM to transmit from the tower owned by Token Towers, L.C. as part of the Definitive Agreements. The lease will have an initial term of five years, with five subsequent five year renewal options. In addition, upon successful negotiation of a new land lease by Token Towers, L.C., the L.C. will receive two additional five year renewal options. Lease payments will be made monthly, or annually in advance, at a base rate of $30,000 per year for the first five years, with a rate adjustment upon subsequent renewals based on the annual compounded change in the Consumer Price Index since the date of the last rate adjustment.

           H.   Representation, Warranties, Covenants and Good Faith Deposit

      The Definitive Agreements shall contain (i) customary representations and warranties for a transaction of the proposed nature of the Acquisition; (ii) covenants as to the operation of the Stations before closing in the normal course in accordance with good commercial practice and the prior established practices of the Current Partners; (iii) the required maintenance of the Stations' physical assets prior to closing in accordance with governmental regulations, sound commercial practices and the Current Partners' prior operating procedures; (iv) maintenance of insurance before closing as appropriate and in accordance with past practices; and (v) a requirement that SFX make a good faith deposit of $2,000,000 (two million dollars) upon execution of the Definitive Agreements that will be held in escrow for the benefit of the Current Partners, first to pay any losses, costs or

ABS Communications, Inc.
August 9, 1996
Page 9


      expenses incurred by such Current Partners related to this transaction and then equally to RICH-I and RICH-II.

      3. No Shop: To induce SFX to proceed, the Current Partners agree that from the date hereof, neither the Current Partners, nor any principal, employee, agent or other representative of the Current Partners shall solicit any offer to purchase, directly or indirectly, the Stations, nor shall any such persons negotiate or discuss (except to advise any party making an unsolicited offer that no discussions or negotiations will be pursued) the purchase directly or indirectly, of the Stations.

      4. Investigation; Confidentiality of Information; Non-solicitation of the Current Partners' Employees: The Current Partners shall, at SFX's request, provide SFX with copies of contracts and other business records relating to the operation of the Stations. The Current Partners shall also permit SFX, subject to terms and limitations satisfactory to the Current Partners, to inspect the Stations and conduct investigations and surveys of the Stations' facilities. Until the transactions contemplated hereunder are consummated, SFX shall not disclose any information received pursuant to this provision except as required by law or except to the extent the same is reasonably required to be disclosed to SFX's lenders, partners, principals, employees, or professional advisors to proceed with this transaction, provided that SFX shall take reasonable steps to ensure that such lenders, partners, principals, employees or professional advisors maintain the confidentiality of such information. If, for any reason, the Agreement is not executed and delivered, SFX will return to the Current Partners all materials received by SFX pursuant to this provision.

      For the period commencing on the date of this Letter and ending on the date on which SFX and the Current Partners execute and deliver the Definitive Agreements, SFX shall not, directly or indirectly, (i) hire, attempt to hire, or otherwise solicit, for or on behalf of any entity or person, any employee of RICH-I and RICH-II or the Benchmark stations or (ii) encourage, for or on behalf of any entity or person, any employee of the Current Partners to terminate his or her relationship or employment with the Current Partners.

      In addition, for the period commencing on the date of this Letter and ending on the late on which SFX and the Current Partners execute and deliver the Definitive Agreements, the Current Partners shall not, directly or indirectly, (i) hire, attempt to hire, or otherwise solicit, for or on behalf of any entity or person, any employee of WMXB-FM or (ii) encourage, for or on behalf of any entity or person, any employee of SFX to terminate his or her relationship or employment with SFX.

ABS Communications, Inc.
August 9, 1996
Page 10



      5. Time Brokerage Agreement for Certain Stations: The Definitive Agreements will include an appropriate time brokerage agreement or agreements for the operation of WKHK-FM, WBZU-FM, WLEE-FM & WVGO-FM during pendency of required FCC and FTC approvals.

      6. Confidentiality: Except to the extent required by law or advice of counsel and until the parties execute Definitive Agreements, no party shall make any public disclosure of the existence or terms of this Letter and shall keep such matters confidential except to the extent disclosure to lenders, partners, principals, employees or professional advisors is reasonably necessary to proceed with this transaction, provided that each such party will take reasonable steps to ensure that such lenders, partners, principals, employees, or professional advisors maintain the confidentiality of such information. However, a press release or similar announcement may be issued regarding the transaction if agreed to in writing by SFX and Ken Brown, such agreement not to be unreasonably withheld.

      7. Contingencies of Closing: The closing of the Acquisition shall be conditioned upon (i) approvals of the Federal Communication Commission ( the "FCC") and the Federal Trade Commission (the "FTC"); (ii) the continued truth and accuracy of the representations and warranties in the Definitive Agreements; and (iii) the maintenance of the physical assets of the Stations.

      If this Letter is accepted, all parties agree to cooperate promptly and negotiate in good faith in the preparation of the Definitive Agreements and all other documents and applications required for filing with the FCC to effect this transaction. If the parties fail to agree on the terms and conditions of the Definitive Agreements or there is any other dispute or controversy between the parties with respect to or arising under the Letter or any amendment or modification hereof, such dispute shall be resolved by arbitration in Washington D.C. in accordance with the Rules for Commercial Arbitration of the American Arbitration's Association before a panel of three
(3) arbitrators, one appointed by SFX, one appointed by Ken and the Corporation, and the third appointed by said Association. In such event, the parties shall have the right to submit examples of ordinary and customary agreements of the nature of the agreements under dispute to the arbitration panel for review together with this Letter. The decision and judgment or order may be entered thereon by any court of competent jurisdiction and that decision and judgment or order may include termination of negotiations and this Letter. The service of any notice, process, motion or other document in connection any arbitration under this Letter or the enforcement of any arbitration award hereunder may be effectuated either by personal service upon a party or by certified mail duly addressed to him or to his executors, administrators, personal representatives, next of kin, successors or assigns, at the last known address or addresses of such party or parties.

ABS Communications, Inc.
August 9, 1996
Page 11



      If the foregoing meets with your approval, please evidence your acceptance by executing a copy of this letter in the space below provided for your signature and returning the same to SFX by telecopy.

                                    Sincerely,


                                    SFX BROADCASTING, INC.

                                    By:_____________________________

                                    Title:__________________________


AGREED AND ACKNOWLEDGED
AS OF AUGUST _____ ,1996



---------------------------
Kenneth A. Brown


ABS COMMUNICATIONS, INC.


By:________________________
      Kenneth A. Brown
      President & CEO


ABS COMMUNICATIONS, L.L.C.


By:________________________
      Kenneth A. Brown
      Manager

ABS Communications, Inc.
August 9, 1996
Page 12




ABS RICHMOND PARTNERS, L.P.


By:_____________________________


Title:__________________________



ABS RICHMOND PARTNERS II, L.P.


By:_____________________________


Title:__________________________



EBF, INC.


By:_____________________________


Title:__________________________



EBF PARTNERS


By:_____________________________


Title:__________________________

ABS Communications, Inc.
August 9, 1996
Page 13


                             Addendum

      The following will be incorporated as an addendum to the letter of intent for the acquisition of WKHK-FM, WBZU-FM, WLEE-FM and WVGO-FM by SFX Broadcasting, Inc., dated August , 1996:

      Ken and the Corporation agree that none of the Stations will be sold prior to the completion of the Acquisition without the consent of SFX. In addition, if any of the Stations are sold prior to the completion of the Acquisition, then the proceeds from the sale will be contributed to the L.C. in lieu of the station which is sold, and will remain in the L.C. until the completion of the Acquisition.

If the foregoing meets with your approval, please evidence your acceptance by executing a copy of this letter in the space below provided for your signature and returning the same to SFX by telecopy.

                                    Sincerely,


                                    SFX BROADCASTING, INC.


                                    By: ___________________________
                                            Robert F.X. Sillerman
                                            Chairman & CEO
AGREED AND ACKNOWLEDGED
AS OF AUGUST____, 1996



----------------------------
      Kenneth A. Brown


ABS COMMUNICATIONS, INC.


By__________________________
      Kenneth A. Brown
      President & CEO